Mail Stop 3010

December 2, 2009

VIA U.S. MAIL AND FAX (716) 636-5478

Mr. Joseph M. Jayson
Individual General Partner
Realmark Property Investors Limited Partnership - V
2350 North Forest Road
Getzville, NY 14068

> **Re:** **Realmark Property Investors Limited Partnership - V**
> **Form 10-K for the year ended December 31, 2008**
> **Filed April 1, 2009**
> **File No. 000-16561**

Dear Mr. Jayson:

We have reviewed your filing and have the following comments. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

(c) Property and Equipment, page F-6

1.   We note that you currently have one real estate asset, and that it has been held for sale since 2001. Please tell us how you have determined that this asset continues to meet the criteria for held for accounting in ASC 360-10-45-9 after 8 years unsold. In your response, specifically address how you have attempted to locate a buyer, and if this search has been continuous since 2001. Additionally, please tell us if you believe the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value, and if so, tell us how you determined this price is reasonable. Given the length of time on market, it seems unlikely that the property has been marketed at its fair value the entire time.

Finally, please disclose the cumulative depreciation that has not been recorded since the asset was first classified as held for sale.

2. We note that you carry your real estate asset at cost. Notwithstanding comment 1 above, please tell us how you determined that the fair value (less costs to sell) of the property was not lower than the cost as of December 31, 2008 especially in light of the fact that occupancy decreased substantially from 89% in 2007 to 52% in 2008 (as disclosed on page 2).

Exhibits

3. Revise your certifications in future filings to be in the exact form required by Item 601(B)(31) of Regulation S-K. In light of the fact that Mr. Joseph M. Jayson's title is improperly included in the first paragraph of the certification in Exhibit 31, also confirm to us that Mr. Jayson signed the certification in his own personal capacity. In addition, Mr. Jayson's signature should clearly identify him as both the Principal Executive Officer and Principal Financial Officer; revise his title below his signature accordingly in future filings.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3782.

Sincerely,

Jessica Barberich
Assistant Chief Accountant